R * B0 * 12/27/2017 * FS E228734 00 00     Great American Insurance Company

              AMENDED 12/22/2017

019630

FI 70 12 (Ed. 05 12)

Bond No.        FS E228734 00 00
Effective Date of Change      12/22/2017

BOND CHANGES

NAMED INSURED
AND ADDRESS:

GraniteShares ETF Trust
30 Vesey Street
New York, NY 10007

THIS RIDER
CHANGES THE BOND.

PLEASE READ IT
CAREFULLY.

AGENT'S NAME AND ADDRESS:

Crystal IBC LLC
32 Old Slip Financial Square
18th floor
New York, NY 10005

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD:

From 05/18/2017        To     05/18/2018
12:01 A.M. Standard Time at the address of the Named Insured

Add the following entity to the Named Insured List:

GraniteShares HIPS US High Income ETF

FORMS AND RIDERS hereby added:
FI7012 05-12

FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)

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